United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2016

COCA-COLA EUROPEAN PARTNERS PLC

Bakers Road

Uxbridge, UB8 1EZ, United Kingdom

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐             No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes   ☐             No   ☒

30 June 2016

Voting rights and capital

This notification is made in conformity with DTR 5.6 of the FCA’s Disclosure and Transparency Rules.

As at 29 June 2016, Coca-Cola European Partners plc had 482,323,871 ordinary shares of €0.01 each in issue, each with one vote attached. No shares were held in treasury. Coca-Cola European Partners plc previously also had 50,001 deferred shares of £1 each which it held itself; these were cancelled pursuant to a court order as part of a reduction in the capital of Coca-Cola European Partners plc.

The total number of voting rights is 482,323,871 and this figure may be used by shareholders and others with notification obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Coca-Cola European Partners plc under the FCA’s Disclosure and Transparency Rules.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)

Date: 30 June 2016	By:	/s/ Suzanne Forlidas
	Name:	Suzanne Forlidas
	Title:	Secretary